UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 5, 2022: Dynagas LNG Partners LP Reports new U.S. taxation rules on PTPs do not affect Dynagas Unit Holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2022

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

SK 27712 0003 8695070 v1

Dynagas LNG Partners LP Reports New US Taxation Rules on PTPs

Do Not Affect Dynagas Unit Holders

ATHENS – December 5, 2022 – Dynagas LNG Partners LP (NYSE: “DLNG”) (the “Partnership”), an owner and operator of liquefied natural gas carriers, announced today that new U.S. Treasury Regulations that come into effect on January 1, 2023, will require brokers to withhold on gross proceeds received by a non-U.S. person from the sale of an interest in a publicly traded partnership which is taxed as a partnership for U.S. federal income tax purposes a (“PTP”).  As a result of these new regulations, certain non-U.S. brokers may not permit non-U.S. persons to hold such PTP interests in their brokerage account.  The Partnership is a publicly traded partnership that has elected to be taxed as a corporation for U.S. federal income tax purposes.  Therefore, interests in the Partnership are not subject to these new regulations. Please refer to http://www.dynagaspartners.com for further information.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis/Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

 The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

 In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.